United States securities and exchange commission logo





                               September 5, 2023

       William Anderson
       Chief Executive Officer
       Complete Solaria, Inc.
       45700 Northport Loop East
       Fremont, CA 94538

                                                        Re: Complete Solaria,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 9,
2023
                                                            File No. 333-273820

       Dear William Anderson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 9, 2023

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
each selling securityholder acquired their shares and warrants, and the price that the
public securityholders acquired their shares and warrants. Disclose that while the selling
securityholders may experience a positive rate of return based on the current trading price,
the public securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading price. Please
also disclose the potential profit the selling securityholders will earn based on the current
trading price. Lastly, please include appropriate risk factor disclosure.
 William Anderson
Complete Solaria, Inc.
September 5, 2023
Page 2
Cover Page

2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such security.
3. Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 6

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
FirstName LastNameWilliam Anderson
       company   s liquidity position since the business combination. If the company is likely to
Comapany
       haveNameComplete       Solaria,
             to seek additional        Inc.
                                 capital, discuss the effect of this offering
on the company   s ability
       to raise additional
September 5, 2023 Page 2   capital.
FirstName LastName
 William Anderson
FirstName LastNameWilliam  Anderson
Complete Solaria, Inc.
Comapany 5,
September NameComplete
             2023        Solaria, Inc.
September
Page 3    5, 2023 Page 3
FirstName LastName
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
8. We note that your forward purchase agreements with certain investors provide those investors with the right to sell back shares to the company after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Matthew Hemington